Kodak	Joyce P. Haag General Counsel and Senior Vice President
October 1, 2009
David L. Orlic
Office of Mergers & Acquisition
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549

Re:	Eastman Kodak Company Tender Offer on Schedule TO-I Filed September 18, 2009 File No. 005-57473
Dear Mr. Orlic:
     On behalf of Eastman Kodak Company (the “Company”), this letter responds to the letter of the Office of Mergers & Acquisitions of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated September 28, 2009, setting forth comments to the Tender Offer on Schedule TO (the “Schedule TO”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on September 18, 2009. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses. Page or section references in our responses are to the Offer to Purchase filed as Exhibit (a)(1)(i) to the Schedule TO. Any terms not defined herein shall have the meanings as set forth in Amendment No. 1 to the Schedule TO.
General
1.	We note that the financing condition remains unsatisfied with respect to the KKR transaction. Please confirm your understanding that at least five business days must remain in the offer after the financing condition has been waived or satisfied, and the Schedule TO must be appropriately amended to disclose the material change. Refer to Release No. 34-24296 (April 3, 1987). Because financing for the offer is a condition to the offer, actually obtaining financing is a material change to the offer and investors should have adequate time to consider the information and make an investment decision once financing is finalized.
     As of September 29, 2009 the financing condition for the Offer has been satisfied, including the completion of (i) the private placement offering of $400 million aggregate principal amount of 7.00% Convertible Notes due 2017 to qualified institutional buyers pursuant to Rule 144A, and (ii) a transaction in which Kohlberg Kravis Roberts & Co. L.P. managed investment vehicles purchased $300 million aggregate principal amount of 10.50% Senior

Secured Notes due 2017. The Company has revised the description in Section 10, “Conditions of the Offer,” to reflect that the financing condition has been satisfied.
     Accordingly, the Company has disclosed information regarding satisfaction of the financing condition and is filing Amendment No. 1 to the Schedule TO on October 1, 2009, more than five business days before the expiration date of the Offer on October 19, 2009, as required under Exchange Act Rule 13e-4(e)(3).
2.	We note that the source of funds will be proceeds from debt financing transactions made on or about the time of the offer. Please revise to state the specific sources of funds. Refer to Item 1007(a) of Regulation M-A. Please also revise to include all of the information required by Item 1007(b) and (d) of Regulation M-A.
     The Company has revised the description in Section 9, “Source and Amount of Funds,” to state the specific source of funds to be used in the transaction, as required under Item 1007(a) of Regulation M-A. Item 1007(b) of Regulation M-A requires that the company state any material conditions to the financing used to fund the transaction. As described in the Company’s response to the Staff’s Comment 1 above, the Company has revised the disclosure in Section 10, “Conditions of the Offer,” to reflect that all financing conditions relating to the Offer have been satisfied.
3.	The offer does not qualify to rely on Instruction 2 to Item 10 of Schedule TO to exclude nearly all financial information from the disclosure. In view of the fact that financial information required by Item 10 has been incorporated by reference, please revise to provide a summary of that information, as described in Item 1010(0)(1)-(3) of Regulation M-A. This revised disclosure must be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Interpretation I.H.7 in the July 2001 Interim Supplement to Publicly Available Telephone Interpretations, which may be viewed at the following link: http://www.sec.gov/interps/telephone/phonesupplement3.htm.
     The Company believes that summary financial information is not required, both because the information is not material in the context of the Offer, and in reliance on Instruction 2 to Item 10 of Schedule TO.
     Instruction 1 to Item 10 of the Schedule TO states that financial statements “must be provided when the offeror’s financial condition is material to security holder’s decision whether to sell, tender or hold the securities sought. The facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.” If the buyer’s financial condition is not material, then the financial information is not required. The Company considered the facts and circumstances of the Offer and concluded that the Company’s financial condition was not material to the Note holders.
     In its analysis, the Company considered the various factors generally deemed relevant to an analysis of whether financial information is or would be material to a holder of our 3.375% Convertible Senior Notes due 2033 (the “Notes”), as outlined in the Regulation M-A adopting release. See II.G.2. of SEC Release No. 33-7760 (Oct. 22,

     1999). Those factors are as follows: (1) the terms of the tender offer, particularly terms concerning the amount of securities sought; (2) whether the purpose of the tender offer is for control of the subject company; (3) the plans or proposals of the bidder; and (4) the ability of the bidder to pay for the securities sought in the tender offer.
     Applying the factors to the Offer, the Company noted that: (1) the Company is seeking to repurchase all outstanding Notes; (2) the Offer does not relate to a potential change of control; (3) the issuer is making the Offer, rather than a third party; and (4) sufficient funds are readily available to pay for any and all Notes tendered in the Offer. With respect to sufficient funding, we note that as of June 30, 2009, the Company reported an excess of $1 billion in cash and cash equivalents on its balance sheet. As a result, the Company concluded that summary financial information would not be material to a Note holder in connection with the Offer.
     In addition, because the financing condition for the Offer has been satisfied, the Company now may rely on the “safe harbor” set forth in Instruction 2 to Item 10 for excluding financial information. Instruction 2 to the Schedule TO states that financial statements are not material when “(a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and either: (c) the offeror is a public reporting company under Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR, or (d) the offer is for all outstanding securities of the subject class.” The Offer meets all of these requirements.
     For the reasons set forth above, the Company respectfully submits that the summarized and other financial information outlined in Item 1010 of Regulation M-A is not required pursuant to Item 10 of the Schedule TO.
Purpose of the Offer, page 4
4.	You state that the purpose of the offer is to extend the maturity of your outstanding debt; however, the maturity of the 3.375% Convertible Senior Notes is not being amended and the new notes being issued in the concurrent financings appear to have shorter maturities than the 3.375% Convertible Senior Notes. Please advise, or revise your disclosure.
     The holders of the Notes have the right to require the Company to purchase their Notes for cash at a purchase price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest on October 15, 2010. The Company believes that it is likely the Note holders will request that the Company purchase all, or nearly all, of the Notes on October 15, 2010, making the effective maturity date of the Notes 2010, rather than 2033. Recognizing this likelihood, the Company has presented 2010 as the maturity date for the full amount of the outstanding Notes in note 8 to the financial statements included its 2008 Annual Report on Form 10-K, filed with the Commission on February 27, 2009.
     Under the concurrent financing transactions described in Section 9 “Source and Amount of Funds,” both the Convertible Notes due 2017 and the Senior Secured Notes due 2017 will mature in 2017, effectively extending the maturity date of the outstanding debt.

Payment for Notes, page 12
5.	We note that payment will be made in “federal or other immediately available funds.” Please revise to clarify what you mean by federal funds.
     The Company has revised the disclosure on page 12 in the subsection “Payment for Notes” to clarify that payment in “federal funds” means payment of U.S. funds through a bank wire.
Exhibit (a)(1)(iv) — Letter to Clients
6.	We refer to the last sentence in the second bold paragraph on the last page of this document, which indicates that security holders are to specify the price at which they wish to tender. Please advise.
     The last sentence of the final paragraph in the Letter to Clients contains an inadvertent typographical error. We have corrected the disclosure in the Letter to Clients to address the Staff’s comments.
     Please do not hesitate to contact me at (585) 781-9072 with any questions.

Sincerely,
/s/ Joyce P. Haag
Joyce P. Haag
General Counsel and Senior Vice President

cc:	Peggy Kim
Securities and Exchange Commission
Division of Corporation Finance

Brian J. Lane James Moloney Stephanie Tsacoumis Gibson, Dunn & Crutcher LLP

Kodak	Joyce P. Haag General Counsel and Senior Vice President
October 1, 2009
David L. Orlic
Office of Mergers & Acquisition
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549

Re:	Eastman Kodak Company
Tender Offer on Schedule TO-I
Filed September 18, 2009
SEC File No. 005-57473
Dear Mr. Orlic:
     As General Counsel for Eastman Kodak company (the “Company”), I hereby provide the following response to your letter dated September 28, 2009 with respect to the Tender Offer on Schedule TO filed by the Company on September 18, 2009 with the Securities and Exchange Commission (the “Commission”).
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. The Company further acknowledges that (i) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (ii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your consideration of the above. If you have any questions, please contact me at (585) 781-9072.

Very truly yours,
/s/ Joyce P. Haag
Joyce P. Haag
General Counsel and Senior Vice President

cc:	Peggy Kim
Securities and Exchange Commission
Division of Corporation Finance

Brian J. Lane
James Moloney
Stephanie Tsacoumis
Gibson, Dunn & Crutcher LLP